UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 January 4, 2010


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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COMPANY ANNOUNCEMENT

30 December 2009

UPDATE ON TIMELINE FOR FORMAL FEEDBACK ON LIRAGLUTIDE FROM THE FDA

Novo Nordisk today announced that formal feedback from the United States Food and Drug Administration (FDA) regarding liraglutide, a once-daily human GLP-1 analogue, is expected within weeks. Novo Nordisk continues the constructive dialogue with the FDA regarding the regulatory process for liraglutide.

Novo Nordisk expects to provide an update on the regulatory process for liraglutide in connection with the announcement of the financial results for 2009 on 2 February 2010, if formal feedback is not received before then.

ABOUT LIRAGLUTIDE

Liraglutide is the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by inhibiting appetite. On 23 May 2008, Novo Nordisk submitted a New Drug Application to the Food and Drug Administration in the US for the approval of liraglutide for the treatment of people with type 2 diabetes. In Europe, Novo Nordisk received marketing authorisation for liraglutide under the brand name Victoza(R) on 30 June, and Victoza(R) has subsequently been launched. A New Drug Application was also submitted for approval in Japan on 14 July 2008.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 29,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol `NVO'. For more information, visit novonordisk.com



Company Announcement no 75 / 2009

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Further information:

Media:                              Investors:

Mike Rulis                          Mads Veggerby Lausten
Tel: (+45) 3079 3573                Tel: (+45) 4443 7919
mike@novonordisk.com                mlau@novonordisk.com

                                    Kasper Roseeuw Poulsen
                                    Tel: (+45) 3079 4471
                                    krop@novonordisk.com

In North America:                   In North America:
Sean Clements                       Hans Rommer
Tel: (+1) 609 514 8316              Tel: (+1) 609 216 4834
secl@novonordisk.com                hrmm@novonordisk.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 4, 2010                         NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer